March 7, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Boulder Growth & Income Fund, Inc. (the “Fund”)

Ladies and Gentlemen:

Transmitted herewith for filing is a Registration Statement on Form N-14 for the above referenced Fund. This Registration Statement is being filed in connection with the proposed reorganization of Boulder Total Return Fund, Inc., The Denali Fund Inc. and First Opportunity Fund, Inc. into Boulder Growth & Income Fund, Inc.

Please call the undersigned at (213) 683-6161 with any questions or comments you may have regarding the filing. Thank you.

Sincerely,

/s/ Arthur L. Zwickel

Arthur L. Zwickel

for PAUL HASTINGS LLP